UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 10, 2011
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains information on Credit Suisse Group AG and consists of the Credit Suisse Financial Report 4Q10, which is attached as an exhibit to this Form 6-K and all of which, except the sections entitled “Dear shareholders” and “Investor information”, is incorporated herein by reference.

Unless the context otherwise requires, references herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-158199).
The Credit Suisse Financial Report 4Q10 contains information for the three months and the year ended December 31, 2010. The Group's and the Bank’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2010 and the Group and the Bank have not finalized their Annual Report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

Management has not yet completed its assessment of the Group’s and the Bank’s internal control over financial reporting for the year ended December 31, 2010, and the independent registered public accounting firm has not yet completed its audit of the Group’s and Bank’s internal control over financial reporting. In connection with the filing of the Group’s and the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010, the Group and the Bank will provide management’s annual report on internal control over financial reporting and the registered public accounting firm’s report thereon, which have not yet been finalized.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s annual report on Form 20-F for the year ended December 31, 2009, and subsequent annual reports on Form 20-F filed by the Group with the US Securities and Exchange Commission (SEC) and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Exhibits
No. Description

99.1 Credit Suisse Financial Report 4Q10
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: February 10, 2011

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ David Mathers
David Mathers
Chief Financial Officer